N E W S R E L E A S E

October 2, 2009

Eritrea Mine Analyst Tour

Highlights

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Visit to Bisha Project

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Additional Eritrean Government Support

Nevsun Resources Ltd. (NSU-TSX/AMEX) is pleased to report on the successful conclusion of an analyst tour to the Bisha Project from September 27-30.  The visit was attended by a number of representatives from leading Canadian and UK institutions. The visit was well received by analysts, the Ministry of Energy and Mines and the Eritrean National Mining Corporation (Enamco). The property tour and country visit was a coordinated effort by Nevsun Resources, Sunridge Gold Corporation and Canadian Gold Hunter (formerly Sanu Resources). The visitors included representatives from Canaccord Capital, Geologic Resource Partners, Griffiths McBurney Partners, Kin Communications and Ocean Equities.

The mining analysts visited Nevsun’s Bisha mine, Canadian Gold Hunter’s Hambok property and Sunridge’s group of properties near Asmara. During the trip, the analysts met with the Minister of Energy and Mines, Ahmed Haj Ali, the Director General of the Mines Department, Alem Kibreab, as well as the General Manager of Enamco, Berhane Habtemariam.

Each of the visitors came away impressed with the quality of the Bisha Project and also by the strong, unmistakable support from the Government of Eritrea. The Government has demonstrated a very commercial approach to the industry in the way it has handled its investment in the Bisha Project, as a contributing partner with Nevsun.

As a further indicator of the Government’s support, Enamco loaned $20 million to Nevsun for use on the Bisha project prior to drawing on the recently announced project debt for Bisha. In addition to this latest $20 million, Enamco has invested a total of $60 million, an investment that should pay back many times over during the course of the mine life.

The recent analyst trip is one of several visits in recent years by investors, analysts and project financiers for Bisha, each of whom have consistently left with positive views of the people, project and country.

Eritrea’s Ministry of Energy and Mines, in cooperation with several international exploration companies, is also participating in the Horn of Africa GeoCongress.  This year’s event was held in Asmara on October 1, 2009, where several companies presented their geological prospects. The Ministry has participated in several international mining exhibitions over the past several years to better educate the international community on the benefits of investing in Eritrea. Bisha is a prime example.

Forward Looking Statements: The above contains forward-looking statements concerning the support of the Eritrean government and investment pay back.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-09.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com